

INFOSEARCH MEDIA

January 23, 2008

Melissa Feider
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

> **Re:** **InfoSearch Media, Inc. (the "Company")**
> **Form 8-K filed January 7, 2008**
> **File No. 333-97385**

Dear Ms. Feider:

This is in response to your comment letter of January 8, 2008 regarding the 8-K filed January 7, 2008 by InfoSearch Media, Inc.

We have set forth below the comments in your letter of January 8, 2008 in italics with the Company's responses to each.

General

1. *Please revise your Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-B. It is not sufficient to state that Singer Lewak, Greenbaum & Goldstein, LLP ("SLGG") "was no longer the Company's independent auditor", as that wording may be unclear to a reader.*

RESPONSE: The former accountant was dismissed and the Company has amended the 8-K on January 23, 2008 (see attached for 8-K/A to reflect this).

2. *In addition, amend your Form 8-K to cover the interim period from the date of the last audited financial statements to January 2, 2008 (i.e. the date of the dismissal)rather than December 31, 2007 with regards to your disclosure for the lack of disagreement with SLGG. We refer you to Item 304(a)(1)(IV) of the Regulation S-B.*

RESPONSE: The Company has amended the 8-K on January 23, 2008 (see attached for 8-K/A as requested).



3. *To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an Exhibit 16 letter from the former accountants stating whether or not the accountant agrees with the statements made in your revised Form 8-K.*

RESPONSE: The former accountant provided a letter stating they have read Infosearch Media, Inc.'s statement included under Item 4.01 of its Form 8-K filed on January 7, 2008, and agree with such statements concerning the firm.

By copy of this letter, we are forwarding copies of Form 8-K/A filed and received by the SEC on January 23, 2008. If you have any questions, please contact me at (310) 822-1103.

Sincerely,

Scott Brogi
Chief Financial Officer

cc: File

4086 Del Rey Avenue Marina del Rey, CA 90292 phone: 800-388-1680 fax: 310-919-3072 www.InfoSearchMedia.com